EXHIBIT 99.1
For Immediate Release 19-38-TR	Date:	December 5, 2019

Teck Announces New Collective Agreement at Carmen de Andacollo Operations

Vancouver, B.C. - Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that the Teck Carmen de Andacollo Workers Union, which represents 473 workers at Teck Carmen de Andacollo Operations (CdA) in Chile, has ratified a new 36-month collective agreement. The benefits of the agreement are effective as of December 5, 2019, and operations have now resumed at CdA.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com
Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com